Exhibit 99.2

NOTICE AND ACCESS NOTIFICATION

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, JUNE 20, 2017

To: Beneficial Shareholders of Pengrowth Energy Corporation

TAKE NOTICE that Pengrowth Energy Corporation (the “Corporation”) is using the “notice and access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice and Access Provisions”) to send to beneficial holders (“Beneficial Shareholders”) of common shares (“Common Shares”) of the Corporation proxy-related materials relating to the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of Common Shares which will be held at 3:00 p.m. (Calgary time) on Tuesday, June 20, 2017, at Livingston Place (South Tower) in the Livingston Club Conference Centre, Plus 15 level, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada.

As set forth in the management information circular of the Corporation dated May 5, 2017 (the “Circular”) that has been prepared in connection with the Meeting, and the voting instruction form which accompanies this Notice and Access Notification, each of the following matters will be voted on at the Meeting:

1.

the appointment of auditors of the Corporation and the authorization for the board of directors (the “Board”) of the Corporation to fix the auditors’ remuneration. Information respecting the appointment of KPMG LLP may be found in the Circular under “Business of the Meeting – Matter #2 - Appointment of Auditors”;

2.	the election of the directors of the Corporation. Information respecting the election of directors may be found in the Circular under “Business of the Meeting – Matter #3 - Election of Directors”;

3.

a special resolution approving a reduction in the stated capital of the Corporation, which is more fully described in the Circular under “Business of the Meeting – Matter #4 – Reduction of Stated Capital”;

4.

a resolution to accept the Corporation’s approach to executive compensation, which is more fully described in the Circular under “Business of the Meeting – Matter #5 – Advisory Vote on Executive Compensation”; and

5.	such other business as may properly come before the Meeting or any adjournment of the Meeting.

Beneficial Shareholders are reminded to review the Circular carefully before voting as the Circular has been prepared to help you make an informed decision.

The Corporation has elected to use the Notice and Access Provisions for the Meeting in respect of mailings to its Beneficial Shareholders but not in respect of mailings to its registered Shareholders. The Notice and Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of the materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

The Corporation has also elected to use procedures known as ‘stratification’ in relation to its use of the Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with a notice of a meeting of its shareholders. In relation to the Meeting, registered Shareholders will receive a paper copy of each of the notice of the Meeting, this Circular and a form of proxy. Beneficial Shareholders will receive a Notice and Access Notification and a voting instruction form. In addition, a paper copy of the Financial Information in respect of the most recently completed financial year of the Corporation will be mailed to registered Shareholders as well as to Beneficial Shareholders who have previously requested to receive them.

The Circular together with related materials have been posted and are available for review at www.pengrowth.com and also on the Corporation’s SEDAR profile at www.sedar.com. Beneficial Shareholders who wish to receive a paper copy of the Circular and/or the Financial Information should contact the Corporation’s investor relations group at the toll-free number 1-855-336-8814 at any time up to and including the date of Meeting or any adjournment thereof. A Beneficial Shareholder may also call the Corporation at 1-855-336-8814 (toll free) to obtain additional information about the Notice and Access Provisions.

PENGROWTH ENERGY CORPORATION | NOTICE AND ACCESS NOTIFICATION | 2017 ANNUAL AND SPECIAL MEETING

In order to allow Beneficial Shareholders a reasonable time to receive paper copies of the Circular and related materials and to vote their Common Shares, any Beneficial Shareholders wishing to request paper copies as described above should ensure that such request is received by 5:00 p.m. (Calgary time) on June 8, 2017.

The Corporation has determined that all registered Shareholders and those Beneficial Shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Circular with this Notice and Access Notification.

Beneficial Shareholders are asked to return their voting instructions using the methods set out on their voting instruction form or business reply envelope, or as set out below, at least one business day in advance of the proxy deposit date noted on your voting instruction form:

CANADA		UNITED STATES
MAIL:	Data Processing Centre P.O. Box 2800, STN LCD Malton Mississauga, Ontario L5T 2T7 Canada	MAIL:	Proxy Services P.O. Box 9104 Farmingdale, New York 11735-9533 USA

TELEPHONE:	English: 1-800-474-7493 French: 1-800-474-7501	TELEPHONE:	1-800-454-8683

FACSIMILE:	1-905-507-7793	FACSIMILE:	n/a

INTERNET:	www.proxyvote.com Follow the instructions using the 16 digit control number from your voting instruction form.	INTERNET:	www.proxyvote.com Follow the instructions using the 16 digit control number from your voting instruction form.

DATED at Calgary, Alberta this 5th day of May, 2017.

By order of the Board of Directors of Pengrowth Energy Corporation.

(signed) “Andrew D. Grasby”

Senior Vice President, General Counsel and Corporate Secretary

PENGROWTH ENERGY CORPORATION | NOTICE AND ACCESS NOTIFICATION | 2017 ANNUAL AND SPECIAL MEETING